December 7, 2012

Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549
(via EDGAR Correspondence)

Re:	Heritage Financial Group, Inc. (“Heritage”)
Form 10-K for the period ended December 31, 2011 filed March 15, 2012
Form 10-Q for the period ended September 30, 2012 filed November 9, 2012
File No. 001-34902

Dear Mr. Nolan:

We received your letter with comments on our filings referenced above.  The purpose of this letter is to provide our response to these comments.

September 30, 2012 Form 10-Q

General

1.	Please revise future filings to disclose the selected quarterly financial data required by Item 302(A) of Regulation S-K.

We plan to disclose the selected quarterly financial data required by Item 302(A) of Regulation S-K in future filings.  A sample of the required disclosure that we plan to use in future filings can be found in Exhibit 1 to this letter.

Note 5. Loans and Allowance for Loan Losses, page 18

2.
We note the specific allowance for loan loss of $879,000 at September 30, 2012 disclosed on page 20 does not agree to the allowance for loan loss on impaired loans at September 30, 2012 of $2,293,000 disclosed on page 22. We also note that the recorded investment in the related loans does not agree. Please explain to us why and revise future filings to ensure that these amounts properly agree.

The $879,000 allowance for impaired loans on page 20 was based solely on allowances calculated based on specific collateral shortfalls, and did not include $1,414,000 of additional allowance calculated on impaired loans with balances lower than $500,000 that are considered impaired, but due to their size were not individually evaluated for impairment and received a historical loss factor similar to the collectively evaluated factor for the allowance.  The $2,293,000 allowance for impaired loans on page 22 presented the correct total allowance for impaired loans.  In future filings, both specific collateral shortfalls and additional amounts not related to specific collateral shortfalls related to individually assessed impaired loans will be included in the balance of the allowance for individually assessed loans.

The $20,460,000 of loans individually evaluated for impairment on page 20 reflected the total loans individually analyzed for impairment, including loans totaling $4,094,000 that were evaluated for individual impairment and were deemed not to be impaired.  The recorded investment of the impaired loans of $16,366,000 on page 22 correctly stated the loans individually analyzed for impairment.  In future filings, we will classify loans that were evaluated for individual impairment and were deemed not to be impaired as loans collectively evaluated for impairment to ensure that the reported amounts agree.

Please see Exhibit 2 to this letter for the adjusted tables showing the amounts agreeing.

Impaired Loans, page 21

3.
Please revise future filings to separately disclose the recorded investment in impaired loans for which there is a related allowance for loan loss and the amount of the allowance and the recorded investment in impaired loans for which there is no allowance for loan loss. Refer to ASC 310-10-50-15(a)(3)(i) and (ii) for guidance and ASC 310-10-55-10 for example disclosure.

We plan to split the tables on page 22 to separately disclose the recorded investment in impaired loans and related allowance from the recorded investment in impaired loans with no related allowance.  Please see Exhibit 3 to this letter for revisions to this table.

4.
On page 22, you disclose impaired loans with a recorded investment of $16.3 million, unpaid principal balance of $19.1 million and a related allowance for loan loss of $2.3 million at September 30, 2012. You also disclose on page 46 that impaired loans are written down to their fair value. Please tell us by providing sufficient details and revise future filings to explain how and why you have a significant amount of allowance for loan losses allocated to impaired loans considering that you have already written the loans down to fair value.

The reason we have a large allowance against impaired loans is that our loan loss model uses a historical loss model for balances lower than $500,000 that are considered impaired, but due to their size are not individually evaluated for impairment.  Our loan charge-off policy requires a specific reduction in the loan balance to be identified (for example, through an appraisal) in order to charge-off a portion of the balance of a loan.  Therefore, we often have situations where we reduce our loan balance through the use of reserves instead of charge-offs.  We consider the reduction to carrying value through the use of reserves as a reduction to fair value of the loans, which was our intent behind the disclosure on page 46.  Our loan loss experience has shown this to be an accurate measure of the fair value of the loans.  We will revise our written disclosure to clearly explain this process.  In addition, we will revise our disclosure to better indicate that our impaired loans are “carried” at fair value instead of “written down” to fair value.

FDIC Assisted Transactions, page 37

5.
Please revise your table of the allowance for loan and lease losses for FDIC acquired loans in future filings to disclose the recorded investment in loans accounted for under ASC 310-30 by portfolio segment. Refer to ASC 310-50-11B(h) for guidance.

In the future, we plan to disclose the carrying value of our loans accounted for under ASC 310-30 by portfolio segment.  Please see Exhibit 4 to this letter for revisions to the table on page 37.

6.
Please tell us in detail and revise future filings to fully explain what factors are considered when determining allowance for loan losses for FDIC acquired loans. For example, we note that you recorded $1.5 million in charge-offs during the nine months ended September 30, 2012, however, there is no current corresponding allowance for loan losses for this particular loan category.

The factors considered in the allowance for loan losses for ASC 310-30 loans are driven by a regular assessment of the expected cash flows of the loans. The Company performs periodic valuation procedures to re-estimate the expected cash flows on ASC 310-30 loan pools and compares the present value of expected cash flows to the carrying value of the loans at the pool level.  In order to estimate expected cash flows, we specifically review these loans each period to assist in the determination of appropriate probability of default and loss given default assumptions to be applied to the remainder of the portfolio. The estimate of expected cash flows may also be adjusted for management's estimate of probable losses on specific loan types dependent upon trends in observable market and industry data, such as prepayment speeds and collateral values. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

Separately, ASC 310-30 loans individually assessed, or not pooled, go through the same re-estimate of expected cash flows calculation, and when a short fall of discount is known an allowance is recorded and a corresponding charge-off is recorded immediately, which results in an immediate use of the allowance with no remaining balance of allowance.  As of September 30, 2012, the entire portion of the allowance calculated for the ASC 310-30 loans was driven by individually assessed loans and therefore, any allowance required was immediately charged off.  If adequate discount was not available for a loan pool we would anticipate recording provision expense and carrying an allowance against that loan pool.  We will update our disclosures to better explain this process.

7.	Please revise the roll forward of accretable yield to disclose the gross impact of items as opposed to showing only the net accretion. Refer to ASC 310-30-50-2.a.2 for guidance.

We plan to revise our roll forward of accretable yield to disclose the gross impact of items as opposed to showing only the net accretion, as required by ASC 310-30-50-2.a.2.  Please see Exhibit 5 for the revised table.

Note 6. FDIC Loss Share Receivable, page 38

8.
Please tell us in detail and revise future filings to disclose how increases and decreases in expected cash flows on covered loans impact your FDIC loss share receivable and your allowance for loan losses and how the changes are recognized in your income statement. Specifically disclose if a decrease in the loss share receivable due to subsequent increases in cash flows expected to be collected on indemnified assets is recognized immediately as a charge to earnings or if it is recognized over the estimated life of the receivable.

Increases in expected cash flows on covered ASC 310-30 loans impact our FDIC loss share receivable by reducing the receivable over the shorter of the estimated life of the loan or the expected life of the indemnification asset.  Conversely, decreases in expected cash flows first impact accretable discounts to the extent available and then impact the allowance for loan losses immediately while also increasing the FDIC loss share receivable immediately.  Going forward, we plan to improve our disclosures surrounding the impact of ASC 310-30 individually assessed loans versus loan pools as it relates to the loan loss allowance, changes in expected cash flows, and the impact on the FDIC loss share receivable.

9.	Please tell us in detail and revise future filings to explain what is presented in the “claimable losses on covered assets under agreement” and why these items decrease the loss share receivable.

Claimable losses includes several items, the largest of which is a decrease in expected losses on covered assets, which lowers the amount of our loss share receivable.  The decrease in expected losses is driven by resolving covered assets with losses lower than the day one estimates.  In future filings, we will provide a clearer breakdown of the categories and improve the descriptions provided in the table to more clearly disclose the components of the changes to the loss share receivable.  In addition, we made changes to this table based on your comment number 10 below which reclassified items disclosed in this table.  This better classification will not materially impact previous filings, but will improve disclosure of the indemnification asset roll forward on a prospective basis. We also intend to replace the “claimable losses” description with the “decrease in expected losses on covered assets” description to better describe the line item.  Please see Exhibit 6 for the revised table.

10.
Please provide us a reconciliation of the $2,236,000 accretion of the FDIC loss share receivable for the nine months ended September 30, 2012 presented in your income statement to the amounts presented in the loss share receivable roll forward.

We revised the FDIC loss share receivable roll forward table to better disclose the activity based on your comment number 9 above.  The accretion in the revised table now agrees with the loss share receivable accretion in the income statement, and going forward we plan to present the loss share receivable accretion in the income statement and the loss share receivable accretion in the loss share receivable roll forward consistently.  Please see Exhibit 6 for the revised table.

Note 8. Fair Value Measurements – Assets Measured at Fair Value on a Nonrecurring Basis, page 46

11.
Please revise future filings to disclose quantitative information about the significant unobservable inputs used in the fair value measurement for each class of asset categorized as level 3. Refer to ASC 820-10-50-2-bbb and ASC 820-10-55-103 for example disclosure.

Future filings will be revised to provide more quantitative disclosures.  Please see Exhibit 7 for additional disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 68

12.
You disclose that the provision expense for noncovered loan losses trended lower for the three and nine months ended September 30, 2012 primarily driven by a reduction in annualized net charge-offs offset in part by organic loan growth. Please tell in detail and revise future filings to provide additional information related to the historical losses included in your allowance methodology. Specifically disclose the number of months or quarters used in your methodology at each period end and provide more quantitative detail regarding observed trends in historical losses and specific qualitative factors, if applicable, to provide an investor with a clear understanding of the main reasons the collectively evaluated allowance is trending down as a percentage of collectively evaluated loans.

We include five years of historical losses in our allowance calculation for all periods.  The use of this timeframe has recently resulted in an overall increase in historical losses.  However, offsetting the upward trend in losses is a change in the portfolio mix where growth has occurred.  Specifically, positive growth occurred in nonresidential loans and multifamily loans,  which carries a lower historical loss rate compared to land, Perm 1-4 first liens, and Perm 1-4 junior liens and revolving, all of which declined over the periods presented.  In addition, criticized and classified loans have decreased as a percentage of the overall loan portfolio.  Future filings will provide further detail into the period for which historical losses are included in our methodology, as well as other detailed information which will provide a clearer understanding of the main reasons the collectively evaluated allowance is trending downwards.

Noninterest Income, page 68

13.
You disclose that accretion of the FDIC loss share receivable turned negative as a result of improvement in the expected cash flows of the loss share performing portfolios. You also disclose on page 59 that you recorded $1.17 million in provision expense in the third quarter 2012 on covered loans driven primarily by charge-offs in excess of loan discounts during the quarter. The provision expense increased significantly compared to $341 thousand recorded in the second quarter of 2012 and $0 in the comparable year-over year quarter. Please tell us in detail and revise future filings to reconcile how you were able to conclude that expected cash flows on covered loans improved during the third quarter 2012 while also recording significant charge-offs in excess of loan discounts during the same quarter.

At the time of acquisition, we separated the acquired loans into either performing pools or individually assessed loans and accounted for them under ASC 310-30.  The improvement in expected cash flows is related primarily to the ongoing assessment of the performing ASC 310-30 loan pools.  As these loan pools are reassessed and expected cash flows improve transfers of the non-accretable loan discount to accretable discount improves the yield on those loan pools.  However, the individually assessed ASC 310-30 loans have required provision expense as those loans are reassessed for expected cash flow.  Any cash flow shortfalls for individually assessed loans result in provision expense.  It is in these individually assessed loans that an increased level of provision expense was needed.  In future filings, we plan to disclose more detail about the accounting for pools compared to individually assessed loans, and the difference in the performance we are experiencing.

***

In connection with the foregoing, Heritage acknowledges that:

•	Heritage is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Heritage may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Conclusion

We appreciate the opportunity to respond to these comments.  If you have any questions please feel free to contact me directly at 229-878-2055.

Sincerely,

/s/ T. Heath Fountain

T. Heath Fountain, CPA
Executive Vice President
Chief Financial Officer &
Chief Administrative Officer

Heritage Financial Group, Inc.
10-Q SEC Comment Letter Exhibits
December 7, 2012

Exhibit 1

	For the Three Months Ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011

	(dollars in thousands expect per share data)
Results of Operations:
Net interest income	$12,713	$10,159	$9,724	$9,211	$7,413
Provision for loan losses	1,934	1,091	400	595	1,000
Net interest income after provision for credit losses	10,779	9,068	9,324	8,616	6,413
Total noninterest income	4,361	3,679	2,783	3,173	5,892
Total noninterest expense	11,978	10,674	10,801	10,528	9,779
Income before provision (benefit) for income taxes	3,162	2,073	1,306	1,261	2,526
Provision (benefit) for income taxes	1,164	713	335	(90)	786
Net income	$1,998	$1,360	$971	$1,351	$1,740

Per Share Data:
Weighted average shares – basic	7,942,852	8,071,354	8,144,382	8,229,293	8,305,615
Weighted average shares – diluted	7,944,983	8,702,935	8,145,730	8,230,206	8,307,010

Basic earnings per share	$0.25	$0.17	$0.12	$0.17	$0.21
Diluted earnings per share	0.25	0.17	0.12	0.17	0.21
Cash dividend declared per share	0.04	0.04	0.04	0.03	0.03

Exhibit 2

Activity in the allowance for loan losses and recorded investment in loans, excluding FDIC acquired, by segment:

	Commercial Real Estate	Consumer Real Estate	Construction and Land	Commercial and Industrial	Consumer and Other	Total
	(dollars in thousands)

Balance, January 1, 2012	$1,878	$2,440	$1,270	$1,551	$355	$7,494
Add (deduct):
Charge-offs	(166)	(449)	(72)	(177)	(163)	(1,027)
Recoveries	-	53	-	35	75	163
Provision*	846	1,140	(221)	32	103	1,900
Balance, September 30, 2012	$2,558	$3,184	$977	$1,441	$370	$8,530

Allowance:
Ending balance: specific	$422	$1,316	$295	$205	$55	2,293
Ending balance: collective	$2,136	$1,868	$682	$1,236	$315	$6,237

Loans:

Ending balance: individually evaluated for impairment	$4,648	$6,563	$3,921	$1.126	$108	$16,366
Ending balance: collectively evaluated for impairment	$225,764	$175,102	$26,499	$67,538	$26,521	$521,424

*Refer to FDIC-assisted transactions section of this footnote for details on provision expense related to the covered and noncovered FDIC acquired loan portfolio.

Exhibit 2 (Continued) & Exhibit 3

Impaired loans, excluding FDIC acquired, by class are presented below as of September 30, 2012:

					Interest
		Unpaid		Average	Income
	Recorded	Principal	Related	Recorded	Recognized
	Investment	Balance	Allowance	Investment	YTD 2012
	(dollars in thousands)
Loans with no related allowance recorded
Commercial real estate:
Nonresidential	$-	$-	$-	$-	$-
Multifamily	-	-	-	-	-
Farmland	-	-	-	-	-
Construction and land	3,473	3,473	-	3,496	133
Consumer real estate:
Mortgage loans, 1-4 families	552	561	-	842	-
Home equity	-	-	-	-	-
Consumer and other:
Indirect auto loans	-	-	-	-	-
Direct auto loans	-	-	-	-	-
Other	-	-	-	-	-
Commercial and industrial loans	879	880	-	742	11

Loans with related allowance recorded
Commercial real estate:
Nonresidential	$4,551	$4,753	$398	$4,516	$73
Multifamily	-	-	-	-	-
Farmland	97	114	24	108	-
Construction and land	448	504	295	480	-
Consumer real estate:
Mortgage loans, 1-4 families	5,787	8,088	1,106	5,538	35
Home equity	224	261	210	233	5
Consumer and other:
Indirect auto loans	43	56	-	49	1
Direct auto loans	24	37	18	29	-
Other	41	82	37	84	4
Commercial and industrial loans	247	252	205	253	10

Total
Commercial real estate	$4,648	$4,867	$422	$4,624	$73
Construction and land	3,921	3,977	295	3,976	133
Consumer real estate	6,563	8,910	1,316	6,613	40
Consumer and other	108	175	55	162	5
Commercial and industrial loans	1,126	1,132	205	995	21
Total	$16,366	$19,061	$2,293	$16,370	$272

Exhibit 4

The following is a summary of the allowance for loan losses for the FDIC acquired loans for the period ended September 30, 2012:

	Commercial Real Estate	Consumer Real Estate	Construction and Land	Commercial and Industrial	Consumer and Other	Total
	(dollars in thousands)
	-	-
Balance, January 1, 2012	$-	$-	$-	$-	$-	$-
Add (deduct):
Charge-offs	(965)	(121)	(194)	(233)	(12)	(1,525)
Recoveries	-	-	-	-	-	-
Provision for loan losses - noncovered	-	-	-	-	12	12
Provision for loan losses - covered	965	121	194	233	-	1,513
Balance, September 30, 2012	$-	$-	$-	$-	$-	$-

Allowance:
Ending balance: specific	$-	$-	$-	$-	$-	-
Ending balance: collective	$-	$-	$-	$-	$-	$-

Loans:
Ending balance: individually evaluated for impairment	$10,681	$3,981	$6,701	$529	$59	$21,951
Ending balance: collectively evaluated for impairment	$20,205	$33,746	$8,142	$5,993	$3,011	$71,097

Exhibit 5

(dollars in thousands)	Accretable Yield

Balance at December 31, 2010	4,598
Additions	58,118
Reclassification from non-accretable difference	8,016
Accretion included in interest income	(7,985)
Adjustments to estimates of expected cash flows	(31,651)
Balance at December 31, 2011	$31,096
Additions	-
Reclassification from non-accretable difference	21,476
Accretion included in interest income	(14,934)
Adjustments to estimates of expected cash flows	(2,619)
Balance at September 30, 2012	$35,019

Exhibit 6

For the nine months ended September 30, 2012:
(dollars in thousands)
Balance, December 31, 2011	$83,901
Decrease in expected losses on covered assets	(883)
Accretion included in noninterest income	(2,236)
Reimbursements from FDIC	(13,084)
Balance, September 30, 2012	$67,698

Reconciliation of the decrease in expected losses on loans previously reported as claimable losses (not intended for future filings).

Decrease in expected losses on loans detail:	For the nine months ended September 30, 2012
(dollars in thousands)
Decrease in expected losses on covered assets	$(1,685)
Reimbursable expenses impacting expected losses	1,020
Interest claimed	55
Recoveries due FDIC	(232)
OREO income due FDIC	(41)
Total decrease in expected losses on covered assets	$(883)

Exhibit 7

The following table presents quantitative information about financial and nonfinancial assets measured at fair value on a nonrecurring basis using Level 3 valuation inputs:

Quantitative Information about Level 3 Fair Value Measurements:

(dollars in thousands)	Fair Value at September 30, 2012	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired loans	$14,073	Discounted appraisals (1)	Appraisal adjustments (2)	0% to 81% (35%)
OREO	2,001	Discounted appraisals (1)	Appraisal adjustments (2)	10% to 88% (54%)
Covered OREO	9,457	Discounted appraisals (1)	Appraisal adjustments (2)	10% to 100% (76%)

(1)	Fair value is generally based on appraisals of the underlying collateral.
(2)
Appraisals may be adjusted by management for customized discounting criteria, estimated sales costs, and proprietary qualitative adjustments such as historical loss experience on the type of collateral.